Correspondence

Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

December 30, 2022

By EDGAR

Division of Corporation Finance Office of Industrial Applications and Services United States Securities and Exchange Commission Washington, D.C. 20549 Attn: Sean Healy Dorrie Yale
Re:	OpGen, Inc. Registration Statement on Form S-1 Filed December 1, 2022 File No. 333-268648

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter dated December 29, 2022 to Oliver Schacht, the Chief Executive Officer of OpGen, Inc. (the “Company”), regarding the above-captioned Form S-1. The Company has filed its Form S-1/A Registration Statement today adding the requested disclosure.

Please contact me at (215) 864-8631 with any questions or comments you may have regarding this response or providing us with clearance to proceed.

Very truly yours,

Mary J. Mullany

MJM/lrk